Exhibit 3

Baker & McKenzie LLP Two Embarcadero Center, 11th Floor San Francisco, CA 94111-3802 United States Tel: +1 415 576 3000 Fax: +1 415 576 3099 www.bakermckenzie.com

Asia Pacific

Bangkok

Beijing

Brisbane

Hanoi

Ho Chi Minh City

Hong Kong

Jakarta

Kuala Lumpur*

Manila*

Melbourne

Seoul

Shanghai

Singapore

Sydney

Taipei

Tokyo

Yangon

Europe, Middle East & Africa

Abu Dhabi

Almaty

Amsterdam

Antwerp

Bahrain

Barcelona

Berlin

Brussels

Budapest

Cairo

Casablanca

Doha

Dubai

Dusseldorf

Frankfurt/Main

Geneva

Istanbul

Jeddah*

Johannesburg

Kyiv

London

Luxembourg

Madrid

Milan

Moscow

Munich

Paris

Prague

Riyadh*

Rome

St. Petersburg

Stockholm

Vienna

Warsaw

Zurich

The Americas

Bogota

Brasilia**

Buenos Aires

Caracas

Chicago

Dallas

Guadalajara

Houston

Juarez

Lima

Los Angeles

Mexico City

Miami

Monterrey

New York

Palo Alto

Porto Alegre**

Rio de Janeiro**

San Francisco

Santiago

Sao Paulo**

Tijuana

Toronto

Washington, DC

* Associated Firm

** In cooperation with

Trench, Rossi e Watanabe Advogados

August 24, 2022

Board of Directors

Faraday Future Intelligent Electric Inc.

Via e-mail

RE: Special Meeting of Shareholders

Dear Board:

We write on behalf of our client, Season Smart Limited ("Season Smart"), the second largest shareholder of Faraday Future Intelligent Electric Inc. (the "Company").

For the reasons described below, Season Smart strongly urges the Company to hold the special meeting contemplated by its preliminary proxy statement filed with the SEC on August 8, 2022 (the "Special Meeting") as soon as practicable, and to establish a date for its annual meeting as soon as practicable thereafter. We note in this respect that the 10 calendar day waiting period after filing the preliminary proxy statement has already passed, and the only reason for any further delays in holding the meeting would be resolving any SEC comments.

The Company’s current financial situation is of significant concern for Season Smart. The Company's share price has fallen from the initial $10.00 de-SPAC value down recently to as low as $1.73, and the Company's cash situation has deteriorated from $505 million as of December 31, 2021 to a reported $52.2 million as of August 9, 2022.

Season Smart was extremely disappointed with the terms of the convertible notes financing announced on August 15. Between the 10% (or 15%) coupon, below-market conversion price, warrant coverage, original issue discount, make-whole, full ratchet anti-dilution and optional purchase of Tranche B notes, the convertible notes were highly unfavorable to the Company and represent substantial dilution to Season Smart and other existing shareholders. Moreover, Season Smart was shocked to learn of such financing without the Company's consulting with Season Smart or other large shareholders, particularly given that the Company is required to obtain shareholder approval to authorize such substantial dilution pursuant to NASDAQ rules. The Company appears to be engineering an end-run on its shareholders’ voting rights by seeking financial viability exemption.

At this sensitive moment, it is Season Smart's view that the current boardroom turmoil is exceedingly counterproductive and is distracting the Company from making the right decisions for the Company and its shareholders. The narrative presented to outside shareholders within both the Company's August 8th proxy materials and FF Top's August 17th proxy materials portrays a board that is beset by internal turmoil and factionalism. Without taking either side in the broader debate, it does seem clear based on the terms of the Shareholders Agreement that FF Top has the contractual right to remove Brian Krolicki. It is Season Smart's view that expeditiously executing that removal is the clearest path to restoring some semblance of order to the boardroom.

It is clearly not in the best interests of the Company to continue with a split board, where the potential tie-breaking vote is a lame duck director. It appears that Mr. Krolicki has lost the support of the shareholder that originally appointed him, and his removal is only a matter of time. However, the Company does not have the luxury of time at this moment. Under the very unfortunate terms of the recently announced financing, the Company appears to only have 90 days after the initial closing to secure additional financing, and, after that, will be severely limited in the types of financing it can obtain. The Company needs to be hyper-focused to pursue that task -- and hopefully improve on the subpar terms it was able to obtain initially. Doing so with a fractured board and a lame duck director calls into question the legitimacy of every decision the Board takes going forward, and is unproductive to the collective goal of stabilizing the Company's finances.

Baker & McKenzie LLP is a member of Baker & McKenzie International.

Season Smart further calls for the Board to also immediately comply with its obligations under Delaware law to hold its annual shareholders meeting. The Company has not held an annual meeting since becoming a public company, and is well overdue per the 13-month requirement under Delaware law. 1 Given the issues facing the Company, its shareholders deserve the right to have a forum to discuss the Company's direction. With the further effort to avoid a shareholder vote on the convertible note financing, there seems to be a disconcerting pattern of shareholder disenfranchisement, which Season Smart sincerely hopes is not the case. If the Company cannot fulfill such basic corporate functions, Season Smart reserves all rights to pursue remedies, and this letter is with full reservation and without waiver of any such rights.

As a next step, Season Smart would welcome an update from the Company as its earliest convenience as to the status of the proxy statement and a firm commitment as to the timing of the Special Meeting, as well as the setting of a record date and meeting date for an annual meeting.

Sincerely yours,

C. Derek Liu

Principal

cc:	Season Smart Limited

Perrie Weiner, Principal, Baker & McKenzie LLP

Jeremy Moore, Principal, Baker & McKenzie LLP

1 Delaware General Corporation Law Section 211(c).

2